UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Inncardio, Inc.
(Exact Name of Registrant as Specified in its Charter)

Utah (State or other jurisdiction of incorporation or organization)	000-28727 Commission File Number	87-0624752 (I.R.S. Employer Identification Number)

4764 South 900 East, #3A, Salt Lake City, Utah 84117
(Address of principal executive offices)

(801) 273-9300
(Issuer’s Telephone Number)

Date of Mailing: December 8, 2006

INNCARDIO, INC.
4764 South 900 East, #3A
Salt Lake City, Utah 84117

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

December 8, 2006

This Information Statement is being furnished to holders of record of the common stock, par value $0.001 per share, of Inncardio, Inc., a Utah corporation (“Inncardio” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of November 30, 2006, of the outstanding shares of common stock, par value $0.001 per share, of Inncardio, Inc., a Utah corporation (“we,” “us,” “our,” “Inncardio” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement dated as of November 30, 2006 (the “Exchange Agreement”), by and among Inncardio, Long-e International Group Co., Ltd., a British Virgin Islands corporation ("Long-e") and all of the shareholders of Long-e, each identified on the signature pages to the Exchange Agreement (collectively, the “Long-e Shareholders”). Long-e is the parent of Agilon Science and Technology (Shenzhen) Co., Ltd., a company organized under the laws of the People's Republic of China. Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 20,606,200 shares of our common stock to the Long-e Shareholders and their designees in exchange for all of the issued and outstanding shares of common stock of Long-e (the “Share Exchange”). We will also cancel an aggregate of 35,000 shares of common stock held by certain of our shareholders and convert $325,304 of outstanding debt into 5,312,121 shares of common stock, such that there will be 5,367,800 shares of common stock outstanding immediately prior to the Share Exchange, the Private Placement Offering and the Bridge Conversion (as those terms are defined herein).

At the consummation of the Share Exchange, Inncardio’s board of directors, which currently consists solely of Eric Thatcher, will appoint Bu Shengfu, Chen Dong, Jin Yushan, Xu Rujiang, and Liang Zhu to the board of directors of Inncardio, with Bu Shengfu serving as Chairman. Mr. Thatcher, the sole director and officer of Inncardio prior to the Share Exchange, will resign as an officer and director of Inncardio upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, Inncardio’s board will appoint Bu Shengfu as the Company’s President and Chief Executive Officer, Xu Rujiang as its Chief Operating Officer, and Liang Zhu as its Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to the Company’s stockholders of record on December 8, 2006.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On November 30, 2006, the Company entered into the Exchange Agreement with Long-e and the Long-e Shareholders. Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 20,606,200 shares of common stock to the Long-e Shareholders and their designees in exchange for all of the issued and outstanding common stock of Long-e. Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Long-e will become a wholly-owned subsidiary of Inncardio;

•	We will assume the operations of Long-e and its subsidiaries, including Agilon Science and Technology (Shenzhen) Co., Ltd., a company organized under the laws of the People's Republic of China;

•	We will issue 20,606,200 shares of common stock to the Long-e Shareholders and their designees;

•
We will cause 35,000 shares of our common stock held by certain of our shareholders to be cancelled and extinguished (the “Inncardio Share Cancellation”) and convert $325,304 of our outstanding debt into 5,312,121 shares of common stock (the “Inncardio Debt Conversion”) such that 5,367,800 shares will be outstanding immediately prior to the close of the closing of the Share Exchange;

•	We will close a private placement offering resulting in proceeds up to $1,500,000 (the “Private Placement Offering”);

•
We will assume Long-e’s outstanding secured convertible note and related warrants to purchase up to 750,000 restricted shares of common stock and will issue up to 1,785,714 restricted shares of common stock upon conversion of the principal of the secured convertible note (the “Bridge Conversion”);

•	We will issue five-year warrants to purchase up to 703,571 shares of our common stock at a per share exercise price of $0.40 for advisory and placement agent services; and

•	We will change our name to “Long-e International, Inc.”

As a result of the Share Exchange, we will become the 100% parent corporation of Long-e and the Long-e Shareholders will become shareholders of Inncardio. Immediately following the closing of the Share Exchange and the Private Placement Offering, and the Bridge Conversion, we will have approximately 31,509,714 shares of common stock issued and outstanding; the Long-e Shareholders and their designees will own approximately 65.4% of our outstanding common stock, the pre-existing shareholders of Inncardio (prior to the Inncardio Debt Conversion) will own approximately 0.2% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 11.9% of our outstanding common stock. The foregoing assumes the sale of the maximum number of shares in the Private Placement Offering.

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Long-e Shareholders and their designees will be issued in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 and/or Regulation S promulgated thereunder.

As discussed above, Inncardio’s board of directors, which currently consists solely of Eric Thatcher, will appoint Bu Shengfu, Chen Dong, Jin Yushan, Xu Rujiang, Liang Zhu to the board of directors of Inncardio, with Bu Shengfu serving as Chairman. Mr. Thatcher, the sole director and officer of Inncardio prior to the Share Exchange, will resign as an officer and director of Inncardio upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, Inncardio’s board will appoint Bu Shengfu as the Company’s President and Chief Executive Officer, Xu Rujiang as its Chief Operating Officer, and Liang Zhu as its Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the Inncardio Share Cancellation and Inncardio Debt Conversion, and compliance with regulatory requirements. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s shareholders of this Information Statement. There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of common stock entitles the holder thereof to one vote. As of November 30, 2006, there were 90,679 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of November 30, 2006, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of November 30, 2006, 90,679 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each shareholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Eric Thatcher c/o Inncardio, Inc. 4764 South 900 East, #3A Salt Lake City, Utah 84117	President, Chief Executive Officer, Principal Accounting Officer, Director	10,000	11.03%

All executive officers and directors as a group (one person)		10,000	11.03%

5% Stockholders:

Business Growth Funding, Inc. P.O. Box 17863 Salt Lake City, Utah 84117		35,000 (1)	38.60%

Biar Capital Limited P.O. Box 1419 Europort, Gibraltar		30,000	33.08%

(1) All of these shares will be cancelled upon consummation of the Share Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 90,679 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will:

•	issue 20,606,200 shares of common stock to the Long-e Shareholders and their designees;

•	cancel a total of 35,000 of common stock owned by a certain Inncardio shareholder;

•	convert $325,304 of outstanding debt into 5,312,121 shares of common stock;

•	issue up to 3,750,000 shares of common stock in connection with the Private Placement Offering;

•	assume warrants to issue 750,000 shares of our common stock and may issue up to 1,785,714 shares upon the Bridge Conversion; and

•	issue five-year warrants to purchase 703,571 shares of our common stock, at an exercise price of $0.40 per share, for advisory and placement agent services.

We anticipate that Inncardio will have outstanding approximately 31,509,714 shares of common stock immediately after the closing of the Share Exchange, the Bridge Conversion and the Private Placement (assuming the sale of the maximum number of shares in the Private Placement Offering).

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options, warrants or convertible notes held by that person that are currently exercisable or convertible, or become so within 60 days, are deemed outstanding, even if they have not yet been exercised or converted. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each shareholder listed in the table is c/o Long-e International, Inc., C-6F, Huhan Chuangxin Block, Keyuan Road, Hi-Tech Industry Zone, Shenzhen, 518000, Guangdong, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange		Percent of Class
Bu Shengfu	President, Chief Executive Officer and Chairman of the Board of Directors	3,655,800		11.60%
Xu Rujiang	Chief Operating Officer and Director	__	(1)	__
Liang Zhu	Chief Financial Officer, Secretary and Director	200,000		*
Liu Jingyun	Chief Technical Officer	1,199,900		3.81%
Wang Qing	Chief Administrative Officer	__	(1)	__
Yin Zhongjun	Chief Engineer	1,975,200		6.27%
Jin Yushan	Director	2,120,300		6.73%
Chen Dong	Director	943,800		3.00%
All executive officers and directors as a group (8 persons)		10,095,000		32.04%

Shenzhen Chefu Industrial Development Co., Ltd. (1)		3,533,300		11.21%

MidSouth Investor Fund L.P. 1776 Peachtree Street NW Suite 412 North Atlanta, Georgia 30309		2,535,714	(2)	7.86%

WestPark Capital, Inc. 1900 Avenue of the Stars Suite 310 Los Angeles, California 90067		2,752,571	(3)	8.54%
____________________
* Less than one percent (1%)
(1) Xu Rujiang and Wang Qing are principal shareholders and directors of Shenzhen Chefu Industrial Development Co., Ltd., but neither individual alone has a significant enough interest to exercise direct or indirect voting or investment power over Long-e securities held by Shenzhen Chefu Industrial Development Co., Ltd.
(2) Includes warrants to purchase 750,000 shares of common stock at $0.28 per share and 1,785,714 shares to be issued upon conversion of a senior secured convertible note from Long-e concurrent with the Share Exchange. The conversion calculation does not reflect the potential discretionary conversion of any accrued and unpaid interest.
(3) Includes warrants to purchase 703,571 shares of common stock at $0.40 per share issued in conjunction with the Share Exchange for advisory and placement services.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange, following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists solely of Eric Thatcher, will appoint Bu Shengfu, Chen Dong, Jin Yushan, Xu Rujiang, Liang Zhu to the board of directors of Inncardio, with Bu Shengfu serving as Chairman. Mr. Thatcher, the sole director and officer of Inncardio prior to the Share Exchange, will resign as an officer and director of Inncardio upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, Inncardio’s board will appoint Bu Shengfu as the Company’s President and Chief Executive Officer, Xu Rujiang as its Chief Operating Officer, and Liang Zhu as its Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Year Appointed
Eric Ray Thatcher	34	President, Chief Executive Officer, Principal Accounting Officer and Director	2006

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Eric Ray Thatcher, graduated in 2001 from the University of Utah with a Bachelor of Science in Business Management. From 1995 until September 2003, Mr. Thatcher was a Regional Service Manager for Filter Technologies Inc., a business engaged in air filtration and dust collection system and products for commercial properties in Utah. During 2004 through January 2006, Mr. Thatcher was an Account Executive for Red Hot Funding, a business engaged in governmental lending. From January through May 2006, Mr. Thatcher served as Branch Manager of Castle & Cook Mortgage LLC., a business engaged in mortgage loans. Currently Mr. Thatcher is employed at Primary Residential Mortgage as a Mortgage Banker. During the last five years Mr. Thatcher has served in various capacities rendering aid to disabled children.

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

 Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter. The Company does not have any independent directors nor a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2005 by the unanimous written consent of the directors, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.

Code of Ethics

The Company has not adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company.

Name	Age	Positions
Bu Shengfu	40	President, Chief Executive Officer and Chairman of the Board of Directors
Xu Rujiang	44	Chief Operating Officer and Director
Liang Zhu	40	Chief Financial Officer, Secretary and Director
Liu Jingyun	37	Chief Technical Officer
Wang Qing	45	Chief Administrative Officer
Yin Zhongjun	38	Chief Engineer
Jin Yushan	51	Director
Chen Dong	45	Director

Bu Shengfu serves as Long-e’s President, Chief Executive Officer and Chairman of the Board of Directors, and has served in the same capacities for Agilon since its inception in December 2000, and for LIG since May 2006. From July 1991 to November 2000, Mr. Bu worked at Shenzhen Seg Group, as an engineer and worked at Shenzhen Jun, an industrial company, as a General Manager. Mr. Bu holds a B.S. and a M.S. from Wuhan University.

Xu Rujiang serves as Long-e’s Chief Operating Officer and a Director, and has served as Deputy General Manager and General Manager for Agilon since October 2003 and General Manager for LIG since May 2006. From May 2001 to May 2002, Mr. Xu worked for Shenzhen Xiansheng Biology Technology Co., Ltd., as a Vice-General Manager, in charge of business operations. Mr. Xu also previously worked for Yongkang Health Products Corporation of Hong Kong Nanbei Xing Group from 1999 to 2001 as a manager and for the Shanxi Fenhe Industrial Administration Office from 1991 to 1996 as an office director. Mr. Xu has also been General Manager, a director and a principal shareholder of Shenzhen Chefu Industrial Development Co., Ltd., since October 1996, which is now a principal stockholder of Long-e. Mr. Xu is a graduate of the Shanxi Finance and Economics College.

Liang Zhu serves as Long-e’s Chief Financial Officer and Secretary, and has served in the same capacities for Long-e since May 2006. From May 2003 to March 2006, Mr. Liang was a Managing Director in the Investment and Mergers and Acquisitions Departments of First Capital Securities, a Chinese investment bank. From May 1997 to October 2002, Mr. Liang was Vice President and a director of China Eagle Securities Co., Ltd., another Chinese investment bank. Prior to that time, Mr. Liang had also worked for the Wuhan Municipal Government, Hubei, China. Mr. Liang holds a B.A. in Philosophy and a M.B.A. in Economics from Wuhan University, and has also taken advanced seminars on international finance and trade sponsored by the Ford Foundation at Fudan University and advanced international M.B.A. coursework through Ecole des Hautes Etudes Commerciales (HEC) (affiliated with University of Montreal, Canada) and the China-Canada Center in Beijing, China.

Liu Jingyun serves as Long-e’s Chief Technical Officer, and has served as Chief Technical Officer of Agilon and LIG since June 2006, as well as a Director of Agilon from April 2002 through April 2006. From February 2004 to April 2006, Mr. Liu served as a Project Manager for Techride Co., Ltd., Canada, a company specializing in development of computer software. From October 2002 to October 2003, Mr. Liu also served as a Project Manager for Asigra Co., Ltd., Canada, another computer software company, and from January 2001 to October 2001 was employed by OI Commocni Que Co., Ltd., Canada as an engineer. Mr. Xu holds a B.S. and a M.S. in Physics and Radio Science from Wuhan University.

Wang Qing serves as Long-e’s Chief Administrative Officer, and has served in the same capacity for Agilon and LIG since October 2005. From March 2003 to October 2005, Mr. Wang was Vice-General Manager and Principal Controller of Shenzhen Zhuokaili Hydraulic Equipment Co., Ltd., an industrial company. From April 2001 to March 2003, Mr. Wang was General Manager of Dongguan Xinkanghua International Investment Group Co., Ltd., a company specializing in industrial investments. Mr. Wang is also a principal shareholder and director of Shenzhen Chefu Industrial Development Co., Ltd., a principal stockholder of Long-e. Mr. Wang graduated from the Zhenzhou Avigation Management College and holds an M.B.A. from Tianjian University.

Yin Zhongjun serves as Long-e’s Chief Engineer and a Director, and has served in the same capacity for Agilon since December 2000, and for LIG since May 2006, as well as serving as Chief Technical Officer for Agilon from December 2000 through June 2006. Prior to joining Agilon, Mr. Yin worked at Shenzhen Zhonghang Computer Company, and Shenzhen Jun’an Technological Company. Mr. Yin holds a B.S. and a M.S. in Physics and Radio Science from Wuhan University.

Jin Yushan serves as a Director of Long-e, and has served in the same capacity for Agilon since April 2002, and for LIG since May 2006. Since April 2006, Mr. Jin has also been the Chairman of Julong Educational Technology Co., Ltd., which specializes in the development, production and sales of educational electronic instruments. From April 2005 to April 2006, Mr. Jin served as Chief Executive Officer of Shenzhen Huge Dragon Hi-tech Shares Co., Ltd., a company specializing in the development, production and sales of electronics. From April 2001 through March 2005, Mr. Jin served as Director and Vice-General Manager of Shenzhen Ovision Science & Technology Shares Co., Ltd., which specializes in the development, production and sales of digital media instruments. Mr. Jin holds a Bachelor of Economics from Hebei Geology College.

Chen Dong serves as a Director of Long-e. Since November 1997, Mr. Chen has been Chairman of Maple Leaf Enterprise Co., Ltd., which specializes in investment in industry. From April 1990 to October 1997, Mr. Chen served as a director for Neros International Group Co., Ltd., a Lithuanian investment company. From July 1982 to March 1990, Mr. Chen worked for the Ministry of Foreign Trade, China. Mr. Chen holds a M.S. in English from Jilin University.

Other Key Personnel

In addition to the directors and executive officers listed above, the following individuals play an integral role in Long-e’s operations:

Li Xiangdong, 42, is Long-e’s Principal Controller, and has served in the same capacity for Agilon since May 2003. From January 2001 to May 2003, Ms. Li worked as Finance Manager and Assistant General Manager at Shenzhen Yintai Industry Development Co., Ltd., an industrial company. Ms. Li has also formerly worked at the Wuhan Textile Industrial Bureau, Sanjiu Corporate Group, and Shenzhen Star Sea Co., Ltd. Ms. Li is also a principal shareholder and director of Shenzhen Chefu Industrial Development Co., Ltd., a principal stockholder of Long-e. Ms. Li holds a B.S. in accounting from Hubei Finance and Economics College.

Xu Jiafa, 44, is Long-e’s Principal Production Officer, and has served in the same capacity for Agilon since January 2001. Mr. Xu holds a B.S. from Jilin University and a M.S. in Physics and Radio Science from Wuhan University.

Family Relationships

There are no family relationships among the individuals comprising the Company’s board of directors, management or other key personnel.

DIRECTOR AND OFFICER COMPENSATION

The Company’s current officer and director has received no cash remuneration, nor have its previous officers and directors since inception. On June 15, 2006, the Company’s Board of Directors issued 1,000,000 shares of the Company's common stock to Eric Thatcher for services rendered as sole officer and director of the Company. These services were valued at $1,000. No other remuneration of any nature has been paid for or on account of services rendered by a director in such capacity during the past fiscal year. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. The Company has not accrued any officer compensation.

The Company does not have a stock option plan in place. The Company does not have any outstanding stock options. Accordingly, the Company’s officers and directors do not hold any options to purchase shares of common stock.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Our securities are currently registered under Section 12 of the Securities Exchange Act of 1934, as amended. As a result, and pursuant to Rule 16a-2, our directors and officers and holders of 10% or more of our common stock are currently required to file statements of beneficial ownership with regards to their ownership of our equity securities under Sections 13 or 16 of the Exchange Act. To date, our officers, directors and beneficial holders of 10% or more of our equity securities have not filed such forms. During the current fiscal year, our sole officer and director, Eric Thatcher, did not file a Form 3 reflecting his appointment to such positions, nor a Form 4 reporting his receipt of 1,000 shares as compensation for services as an officer and director. During our current fiscal year, neither Business Growth Funding, Inc. nor Biar Capital Limited, each a holder of 10% or more of our common stock, filed a Form 3 reflecting its respective acquisition of such an equity position in the Company. Each of Business Growth Funding, Inc. and Mr. Thatcher have provided written representations to us that it or he, respectively, did not engage in any market purchase or sales that would require reporting under Section 16 of the Exchange Act during the period in which it or he, respectively, was subject to this reporting obligation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 15, 2006, the Board of Directors of the Company consented to issue 1,000,000 pre-split (1,000 post-split) shares of the Company's common stock to Eric Thatcher for services rendered as sole officer and director of the Company. These services were valued at $1,000.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Eric Thatcher
Eric Thatcher
President

Dated:  December 6, 2006